

Mail Stop 3720

May 15, 2017

Rosanna McCollough
President and Chief Executive Officer
YogaWorks, Inc.
5780 Uplander Way
Culver City, California 90230

> **Re:** **YogaWorks, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 18, 2017**
> **CIK No. 0001703497**

Dear Ms. McCollough:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note references to third-party market data throughout the prospectus, including references to the 2016 Yoga in America Study prepared by Yoga Journal and Yoga Alliance. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm to us whether any of these documents are publicly available.

2. Please update your financial statements for the interim period ending March 31, 2017 pursuant to 8-08 of Regulation S-X.

<u>We expect to make capital expenditures to pursue our growth strategy, which may be significant and will adversely impact our cash flow., page 20</u>

3.   Please supplement this risk factor with a more detailed discussion of the potential risks associated with expanding into new and/or unfamiliar geographic markets. We note your general acknowledgment of higher-cost geographies. In light of your disclosure on page 73 discussing likely expansion into new geographic markets, we believe that more detail is appropriate.

<u>Summary Consolidated Financial Data, pages 13 - 17</u>

<u>Selected Consolidated Financial and Other Data, pages 48 – 51</u>

4.   We note your disclosure that Great Hill Partners acquired you in July 2014. Please provide a description of the facts and circumstances of the July 11, 2014 purchase, including the purchase price, how the purchase price was determined, and a summary of the purchase price allocation to specific identifiable tangible and intangible assets.

5.   We note you exclude "Other general and administrative expenses" in the calculation of your non-GAAP measure Studio-Level EBITDA. Since these costs appear to be normal, recurring, cash operating expenses necessary to operate your business, their exclusion from your non-GAAP measure Studio-Level EBITDA appears to be inconsistent with Rule 100(b) of Regulation G. We refer to the guidance in Question 100.01 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please revise or explain to us why "Other general and administrative expenses" are not normal, recurring, cash operating expenses necessary to operate your business.

<u>Components of Our Financial Performance, page 54</u>

6.   Please provide more information regarding revenue trends and growth outlook concerning your teacher training programs, workshops, and retail sales.

<u>Management´s Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, pages 55 - 57</u>

7.   Please expand/revise your discussion under results of operations for all periods to address the following.
    •   Provide a more robust explanation for the changes in line items within your statements of operations. For example, we note that you sell yoga classes through memberships and class packages, and you have evolved your pricing and promotional strategy to broaden your class package offerings and decrease your reliance on memberships. Therefore, please discuss and quantify changes in

> volume and prices for your memberships, class packages, drop-ins, and teacher trainings, including the unfavorable effects of sales promotions you offer.

- Another example would be to provide a more detailed discussion of cost of revenues and the direct costs associated with delivering classes and services and the cost of physical goods sold. Accordingly, please quantify and explain changes in teacher payroll and other studio labor costs. For center operation costs, please discuss and quantify material changes in studio rent, utilities, etc.
- Provide insight into the underlying business drivers or conditions that contributed to these changes. For example, you should describe material conditions in your 6 regional markets and how they affected changes in revenues and cost of revenues and center operations.
- In regard to general and administrative expenses, please quantify, to the extent appropriate, each factor cited so that investors may have perspective as to the relative magnitude of each.

> This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

8. In light of your losses in 2016 and 2015 and minimal net cash provided by (used in) operating activities, it appears there is significant uncertainty regarding the recoverability of goodwill. Pursuant to Item 303(a)(3)(ii) of Regulation S-K, please discuss in MD&A the uncertainty of the recoverability of goodwill and a goodwill impairment loss that you may reasonably expect will have a material unfavorable impact on income from continuing operations and advise us.

Business

Strong Financial Performance, page 66

9. Please balance your discussion of a CAGR of 19.5% for the period presented to more clearly indicate that this figure is largely based upon growth that occurred in one year.

Strong Studio Economics, page 71

10. Please provide more detail and specificity as to how or in what way your business model is designed to generate growth in net revenues, operating cash flow, and returns on invest capital.

Acquirer of Choice with History of Successfully Acquisitions, page 71

11. Please discuss the relationship between the Company and the studio groups that it acquires. Specifically, to what degree, if at all, does prior management of entities such as "Back Bay Yoga Studio" or "Charm City Yoga" continue to have a presence or retain some creative influence over your product and service offerings post-acquisition.

12.   Please provide more detail as to the timing and history of your studio additions.

Our Growth Strategy

Grow our Studio Base, page 73

13.   Please provide more information regarding your plans "to add 30 to 35 yoga studios over the next eighteen months." Please discuss the resource allocations, capital, and investments that will be necessary to organically add or acquire this capacity of studios. Please also specifically discuss the feasibility of your plans and the risks associated with expanding by this quantity of studios in the time frame set out. We note that it appears that the Company added two studios in FY 2016.

Leverage our Infrastructure, page 74

14.   We note your statement that you believe that your future growth and acquisition strategy can be accomplished "without significant new investments in corporate infrastructure." While we note your mention of personnel and information technology, please further disclose and discuss the corporate infrastructure elements that you have built out and the cost savings associated with each of these infrastructure elements.

Certain Relationships and Related Party Transactions

Great Hill Partners, page 100

15.   Explain the nature of the "management, consulting, and advisory services" provided by Great Hills as compared to the roles of your existing executive officers and board of directors. Clarify who will provide the services that Great Hills provided following this offering.

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

Markets, page F-8

16.   We note you disclose the Company operates in one segment. In light of your preference to analyze financial results on a regional market basis, please explain to us in detail how you considered the guidance in ASC 280 and specifically, whether these regional markets are operating segments.

Goodwill, page F-11

17.   We note that you recognized an asset impairment charge of approximately $927,062 during the year ended December 31, 2015. Please revise to describe the facts and circumstances leading to the impairment, including the method of determining fair value and any significant assumptions you used in that determination. We refer you to the guidance in ASC 350-20-50-2.

Revenue Recognition, page F-12

18.   We note service and product revenues are recognized on a net basis. Please tell us, and if material, disclose how and when you recognize revenue and product revenue discounts, refunds and returns and quantify the amounts. Also please clarify that, if true, refunds reduce deferred revenue at the time they are granted, which results in less revenue recognized over the service term than originally anticipated.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications